Exhibit 99.3

IFRS 2004 transition

Analysts Conference — April 14, 2005

This English language translation of IFRS 2004 transition prepared in French has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

PRELIMINARY REMARKS	2

IFRS CONSOLIDATED STATEMENT OF FINANCIAL POSITION	3

IFRS CONSOLIDATED STATEMENT OF EARNINGS	4

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES	5

1.1. BASIS OF PREPARATION	5

1.2. PRESENTATION OF STANDARDS AND INTERPRETATIONS ADOPTED IN THE PREPARATION OF THE 2004 IFRS FINANCIAL INFORMATION	5

1.2.1. Standards adopted	5
1.2.2. Description of accounting options associated with first time adoption of IFRS standards	5

1.3. PRINCIPLES GOVERNING THE PREPARATION OF 2004 IFRS FINANCIAL INFORMATION	6

1.3.1. Use of estimates	6
1.3.2. Principles of consolidation	6
1.3.3. Foreign currency translation	6
1.3.4. Revenues from operations and associated costs	6
1.3.5. Long-lived assets	7
1.3.6. Media/ Entertainment content assets	9
1.3.7. Current assets	9
1.3.9. Liabilities	9
1.3.10. Long-term debt — compound instruments	10
1.3.11. Other liabilities	10
1.3.12. Deferred taxes	10
1.3.13. Stock-based compensation	11

1.4. PRESENTATION PRINCIPLES USED FOR 2004 FINANCIAL INFORMATION	11

1.4.1. Financial net debt	11
1.4.2. Earnings from operations and Earnings before interest and income taxes	11
1.4.3. Interest and other financial charges and income	11

NOTE 2. RECONCILIATION OF THE FINANCIAL STATEMENTS PREPARED UNDER FRENCH GAAP AND IFRS FINANCIAL INFORMATION	12

2.1. SUMMARY OF RESTATEMENTS TO 2004 EQUITY AND EARNINGS	12

2.2. RECONCILIATION OF EQUITY AS OF JANUARY 1, 2004	13

2.2.1. RESTATEMENTS	13
2.2.2. RECLASSIFICATIONS	14

2.3. RECONCILIATION OF 2004 EARNINGS	15

2.3.1. Restatements	15
2.3.2. Reclassifications	16

2.4. RECONCILIATION OF EQUITY AS OF DECEMBER 31, 2004	17

2.4.1. Restatements	17
2.4.2. Reclassifications	18

2.5. RECONCILIATION OF FINANCIAL NET DEBT	19

2.6. CONSOLIDATED STATEMENT OF CASH FLOWS	19

2.7. NBC-UNIVERSAL TRANSACTION UNDER IFRS	19

2.8. PRINCIPAL RESTATEMENTS	20

A. Foreign currency translation adjustments (IFRS 1)	20
B. Repurchase of minority interests (IFRS 3)	20
C. Commitments to repurchase minority interests (IAS 32)	20
D. ORA and OCEANE bonds (IAS 32 / 39)	21
E. Available-for-sale assets (IAS 32 / 39)	21
F. Derivative financial instruments (IAS 32 / 39)	22
G. Business combinations	22
H. Special purpose entities (SIC 12)	22
I. Pension and retirement benefit obligations (IFRS 1/IAS 19)	26
J. Intangible assets (IAS 38)	22
K. Share-based payments (IFRS 2)	23
L. Revenues of telecom operators (IAS 18)	23

2.9. PRINCIPAL RECLASSIFICATIONS	24

M. Non-current assets held for sale and discontinued operations (IFRS 5)	24
N. Media / Entertainment business content assets	25
O. Equity affiliates (IAS 28)	25
P. Other reclassifications in the Statement of financial position (IAS 1)	25
Q. Gain (loss) on the sale of activities and financial investments (IAS 1)	25

NOTE 3. BUSINESS SEGMENT DATA	25

SPECIAL PURPOSE REPORT OF THE STATUTORY AUDITORS ON THE IFRS FINANCIAL INFORMATION AS OF DECEMBER 31, 2004	28

PRELIMINARY REMARKS

Basis of preparation

In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) applicable as of December 31, 2005, as approved by the European Union. The first financial statements published in accordance with IAS/IFRS will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.

To provide comparative information, Vivendi Universal has prepared financial information for the 2004 financial year relating to the IAS / IFRS transition, which begins by outlining the expected quantifiable impact of IFRS adoption on:

•	the consolidated statement of financial position as of the transition date, January 1, 2004, the date at which the confirmed impact of transition will be recorded in equity on the publication of the 2005 consolidated financial statements,

•	the financial position as of December 31, 2004 and the financial performance for the 2004 year.

This information was established under Vivendi Universal’s management responsibility. They were presented to the Audit Committee at their meeting of April 11, 2005 and were examined by the company’s auditors, whose opinion on the information given in this publication is stated in a special report enclosed at the end of this document.

Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of this 2004 financial information, on final and definitive reporting of the first IFRS financial statements.

IFRS CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	January 1,	December 31,
(In millions of euros)	2004	2004
ASSETS
Goodwill, net	€12,969	€13,181
Media / Entertainment non current content assets, net	2,971	2,431
Other intangible assets, net	2,362	2,177
Property, plant and equipment, net	5,768	4,882
Investments in equity affiliates	2,096	5,773
Non current derivative instruments	79	125
Cash deposits backing financing	230	59
Other non current financial assets	3,653	3,628
Deferred income tax assets	1,094	1,388
Other non current assets	87	451

Non current assets	31,309	34,095

Inventories	364	315
Current income tax receivables	373	772
Media / Entertainment current content assets, net	583	418
Accounts receivable and other	5,673	4,682
Current derivative instruments	64	132
Other short-term financial assets	30	30
Cash and equivalents	2,726	3,159

	9,813	9,508
Assets held for sale	13,897	180

Current assets	23,710	9,688

TOTAL ASSETS	€55,019	€43,783

EQUITY AND LIABILITIES
Share capital	€5,893	€5,899
Additional paid-in capital	7,234	7,313
Retained earnings and others	(277)	2,586
Equity associated with assets held for sale	231	—

Equity attributable to equity holders of the parent	13,081	15,798
Minority interests	3,961	2,643

Total equity	17,042	18,441

Non current provisions	843	795
Long-term debt	7,416	5,357
Deferred income tax liabilities	3,670	3,395
Other non current liabilities	2,669	2,833

Non current liabilities	14,598	12,380

Accounts payable	9,441	8,357
Current income tax payables	1,157	1,298
Current provisions	355	357
Short-term borrowings	5,611	2,842

	16,564	12,854
Liabilities associated with assets held for sale	6,815	108

Current liabilities	23,379	12,962

Total liabilities	37,977	25,342

TOTAL EQUITY AND LIABILITIES	€55,019	€43,783

IFRS CONSOLIDATED STATEMENT OF EARNINGS

Year Ended
December 31,
(In millions of euros, except per share amounts)	2004
Revenues	€18,932
Cost of revenues	(9,885)

Margin from operations	9,047
Selling, general and administrative expenses	(5,788)
Other operating expenses	(100)

Earnings from operations	3,159
Other income from ordinary activities	89
Other charges from ordinary activities	(25)
Income from equity affiliates	244

Earnings before interest and income taxes	3,467
Interest	(414)
Other financial charges	(430)
Other financial income	1,693

Interest and other financial income and charges	849

Earnings before income taxes and discontinued operations	4,316
Provision for income taxes	(298)

Earnings from continuing operations	4,018
Earnings from discontinued operations	860

Earnings for the year	€4,878

Attributable to :
Minority interests	1,057
Equity holders of the parent	€3,821

Earnings attributable to discontinued operations per share — basic	€0.75
Earnings attributable to discontinued operations per share — diluted	€0.75

Earnings attributable to the equity holders of the parent per share — basic	€3.34
Earnings attributable to the equity holders of the parent per share — diluted	€3.32

     NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

     1.1. Basis of preparation

In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) applicable as of December 31, 2005, as approved by the European Union. The first financial statements published in accordance with IAS/IFRS standards will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting.

To provide comparative information, Vivendi Universal has prepared in accordance with IFRS, an transitional Statement of financial position as of January 1, 2004, the IFRS transition date, recording the impacts of transition through equity. The financial information provided for the 2004 financial year only was prepared in compliance with IAS / IFRS applicable as of December 31, 2005, as anticipated by Vivendi Universal.

Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of the 2004 financial information, on final and definitive reporting of the first IFRS financial statements

     1.2. Presentation of standards and interpretations adopted in the preparation of the 2004 IFRS financial information

          1.2.1. Standards adopted

The 2004 IFRS financial information has been prepared based on standards and interpretation published as of December 31, 2004 and adopted by the European Union. The options elected by Vivendi Universal management are in line with the early adoption of certain standards and interpretations not yet published or adopted but applicable on December 31, 2005.

Vivendi Universal therefore prepared the 2004 IFRS financial information on the basis of the following:

1.	all mandatory IFRS/IFRIC standards and interpretations as of January 1, 2005. All these standards and interpretations have been adopted by the European Union.

2.	early adoption of:

•	IAS 32 and 39 concerning financial instruments. Vivendi Universal is not impacted by any sections of IAS 39 not adopted by the European Union. Vivendi Universal has consequently applied IAS 39 in full to its 2004 IFRS financial information;

•	IFRS 2 concerning share-based payments, including incentive plans (stock purchase and subscription options) and stock purchase plans (Group savings plan) granted to employees.

•	IFRS 5, which requires reclassification of activities, the disposal of which has been decided, as discontinued operations;

•	IFRIC 4 concerning determining whether an arrangement contains a lease, which has not yet been adopted by the European Union.

3.	the following options, pending publication of an IASB or IFRIC text on the matter:

•	Put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the repurchase consideration.
Pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the repurchase consideration, and any subsequent changes in this present value through goodwill.

•	Pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of its Telecom activities for the replacement of their mobile phone, which do not result in an additional outflow of resources. In effect, these bonuses do not represent a benefit greater than that granted to new customers on the initial signature of a contract. Loyalty coupons convertible into free services are accrued.

1.2.2. Description of accounting options associated with first time adoption of IFRS standards

The 2004 IFRS financial information has been prepared in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”. The opening Statement of financial position has generally been restated for the retrospective application of accounting policies adopted for IFRS financial reporting purposes. The impact of these restatements is recorded directly through equity.

The Group has adopted a number of options to not restate retrospectively certain assets and liabilities offered by IFRS 1.

(a) Business combinations
Vivendi Universal has chosen not to restate business combinations prior to January 1, 2004 in accordance with standard IFRS 3.

(b) Actuarial gains and losses on employee benefit plans
Vivendi Universal has decided to adopt the option provided for in IFRS 1, involving recording on January 1, 2004 of unrecognized actuarial gains and losses against consolidated equity.

(c) Foreign currency translation adjustments
Vivendi Universal has transferred to consolidated reserves foreign currency translation adjustments as of January 1, 2004, relating to the translation into euro of the financial statements of subsidiaries with foreign currencies as their accounting currencies,.

(d) Measurement of certain intangible/tangible assets at fair value
Vivendi Universal has chosen not to apply the option provided for in IFRS 1, involving the remeasurement, as of January 1, 2004, of certain intangible and tangible assets at their fair value at that date.

(e) Share-based compensation
Vivendi Universal has decided to apply the provisions of IFRS 2 solely to equity-based compensation granted after November 7, 2002, for which the rights acquisition date falls after December 31, 2003.

For all other IFRS standards, opening values for assets and liabilities as of January 1, 2004 have been restated retrospectively as if the IFRS standards in force at December 31, 2005 had always been applied.

     1.3. Principles governing the preparation of 2004 IFRS financial information

The Vivendi Universal consolidated 2004 IFRS financial information has been prepared in accordance with the historical cost principle, with the exception of certain asset and liability categories, detailed below, pursuant to IFRS. The consolidated 2004 IFRS financial information is expressed in euro, and all values are rounded to the nearest million, unless otherwise stated.

Compliance with accounting standards

The consolidated IFRS financial information for Vivendi Universal SA and all its subsidiaries has been prepared in accordance with International Financial Reporting Standards (IFRS).

          1.3.1. Use of estimates

The preparation of financial statements in compliance with GAAP requires management of Vivendi Universal to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On a constant basis, management reviews its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results, of which, form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ significantly from these estimates under different assumptions or conditions.

          1.3.2. Principles of consolidation

Full consolidation: All companies in which Vivendi Universal has a controlling interest, specifically when it has the power to direct the financial and operational policies of these companies to obtain benefit from their operations, are fully consolidated.

A controlling position is assumed to exist where Vivendi Universal holds, directly or indirectly, a voting interest exceeding 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or block ordinary decisions taken by Vivendi Universal.

A controlling position also exists where Vivendi Universal, holding an interest of 50% or less in an entity, possesses control over more than 50% of the voting rights by virtue of an agreement with other investors, power to direct the financial and operational policies of the entity by virtue of a statute or contract, power to appoint or remove from office the majority of the members of the Board of Directors or equivalent management body, or the power to assemble the majority of voting rights at meetings of the Board of Directors or equivalent management body.

Vivendi Universal consolidates special purpose entities which it controls in substance because where it has the right to obtain a majority of benefits, or where it retains the majority of residual risks inherent in the special purpose entity or its assets.

Equity accounting: Vivendi Universal equity-accounts affiliates over which it exercises significant influence, and joint ventures in which it shares control with other shareholders under the terms of a contract.

Significant influence is assumed to exist where Vivendi Universal holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case. The existence of significant influence can be proven on the basis of other criteria, such as representation on the Board of Directors or equivalent management body of the entity, participation in the process of policy definition, the existence of material transactions with the held entity or exchange of management personnel.

Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31. The Consolidated Financial Statements include the accounts of Vivendi Universal and its subsidiaries after elimination of material inter-company accounts and transactions.

Subsidiaries acquired are consolidated in the Group financial statements as from their acquisition date, or for reasons of convenience and if the impact is not material, as from the date of preparation of the most recent consolidated Statement of financial position.

          1.3.3. Foreign currency translation

Foreign currency transactions: Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the closing date exchange rate. All foreign currency adjustments are expensed, apart from adjustments on borrowing in foreign currencies, constituting a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.

Financial statements of subsidiaries for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the year-end exchange rate and all income and expense accounts and cash flow statements are translated at average exchange rates for the year. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.

          1.3.4. Revenues from operations and associated costs

     Revenues from operations are reported when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.

1.3.4.1.	Vivendi Universal Entertainment (VUE) (divested on May 11, 2004) and Canal+ Group

Filmed entertainment: Generally, theatrical films are for initial distribution in the worldwide theatrical market followed by distribution in the home video, worldwide pay-TV, network exhibition, television syndication and basic cable television markets. Television films and series may be licensed for network exhibition, domestic and foreign syndication, cable and pay-TV, and home video. Theatrical revenues are recognized as the films are exhibited. Revenues from television licensing agreements are recognized when the films or series are available for broadcast, and all other conditions of the sale have been met. Television barter syndication revenues (sales of advertising time in lieu of cash fees for the licensing of program broadcast rights to a broadcast station) are recognized upon both the commencement of the license period of the program and the sale of advertising time pursuant to non-cancelable agreements, provided that the program is available for its first broadcast. Home video product revenues, less a provision for estimated returns and allowances, are recognized upon shipment and availability of the product for retail sale.

Theatrical and television products are amortized and related participation and residual costs are expensed based on the ratio of the current period’s gross revenues to estimated total gross revenues from all sources on an individual film forecast basis. Estimated losses, if any, are provided in full in the current period earnings on an individual film forecast basis when such losses are estimated. Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary. Such adjustments could have a material effect on results of operations in future periods.

Cost of revenues includes film and television amortization costs, participation and residual expenses, theatrical print costs, home video inventory costs and theatrical, television and home video marketing costs.

Cable and network: Revenues from subscriber fees related to pay-TV, cable or satellite programming are recognized as revenues in the period the service is provided. Advertising revenues are recognized in the period during which the advertising commercials are broadcast. Certain contracts with advertisers contain minimum commitments with respect to advertising viewership. In the event that such minimum commitments are not met, the contracts require additional subsequent airings of the advertisement. As a result, provisions are recorded against advertising revenues for viewer shortfalls (makegoods) until such subsequent airings are conducted. Subscriber management and acquisition costs, as well as television distribution expenses, are included in cost of revenues.

Theme parks and retail operations (sold in May 2004): Revenues at theme parks are usually recognized at the time of visitor attendance, except for multi-day or annual passes, which Vivendi Universal recognizes over the period of usage. Revenues for retail operations are recognized at the point-of-sale. Cost of revenues includes the cost of food, beverage and merchandise, inventory damage and obsolescence expenses, and duty and freight costs. Selling, general and administrative expenses are comprised of indirect warehouse expenses, including receiving and inspection expenses.

1.3.4.2.	Universal Music Group (UMG)

Revenues from the sale of recorded music, net of a provision for estimated returns and allowances, are recognized on shipment to third parties for products sold FOB shipping point, and on delivery for products sold FOB destination.

Cost of revenues includes manufacturing and distribution costs, royalty and copyright expenses, and artists and recording costs. Selling, general and administrative expenses include marketing and advertising expenses, selling costs and bad debt expenses, and obsolete inventory.

1.3.4.3.	Vivendi Universal Games (VUG)

VUG’s revenues, including income generated by the sale of boxes and prepaid cards for Massively Multiplayer Online Games (MMOG), are recorded when ownership and related risks are transferred to the distributor, net of a provision for estimated returns and allowances. The income generated by subscriptions to online games is recorded on a straight-line basis over the duration of the service.

Cost of revenues includes manufacturing costs, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.

1.3.4.4.	Telecoms

Revenues from telephone subscriptions are recognized on a straight-line basis over the invoicing period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), net of point-of-sale discounts and connection charges, are recognized on activation of the line. Customer acquisition and loyalty costs for mobile phones principally consisting of rebates on the sale of equipment to customers through distributors are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment and commissions paid to distributors are recognized as selling and general expenses.

Sales of services provided to customers managed by SFR Cegetel and Maroc Telecom on behalf of content providers (mainly toll numbers), are net of related expenses.

Cost of revenues includes purchasing costs, interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses principally include commercial costs consisting of marketing and customer care expenses.

1.3.4.5.	Other costs

Selling, general and administrative expenses principally include salaries and benefits, rent, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. finance, human resources, legal, information technology and headquarters), and other operating expenses.

Advertising costs are expensed as incurred.

          1.3.5. Long-lived assets

1.3.5.1.	Goodwill and business combinations

Business combinations are accounted for by applying the purchase method. Under this method, assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value.

Goodwill is measured at cost at the acquisition date, this being the excess of the cost of the business combination over the purchaser’s interest in the fair value of the assets, liabilities and any identifiable contingent liabilities acquired.

Subsequently, goodwill is measured at cost less accumulated impairment losses. Goodwill is subject to impairment tests each year, or more frequently where indications of impairment loss exist. In the event of a loss in value, an impairment loss is recorded in “Other charges from ordinary activities”.

On the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination.

In the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill.

1.3.5.2.	Research and development costs

Research costs are reported as expenses when incurred. Development expenses are capitalized when the recoverability of the project can reasonably be considered certain:

Cost of software for rental, sale or commercialization: Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered as recoverable. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.

Cost of internal use software: Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. Maintenance and minor upgrade and enhancement costs are expensed as incurred.

Other research and development costs: All other research and development costs are expensed as incurred.

1.3.5.3.	Other intangible assets

Intangible assets acquired separately are reported at cost, and intangible assets acquired in connection with a business combination are reported at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite lifetime.

Telecom: Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the income generated by the activity) is recorded as an expense when incurred.

1.3.5.4.	Property, plant and equipment

Property, plant and equipment are carried at historical cost. Borrowing costs are expensed as incurred. Depreciation is computed using the straight-line method based on the estimated useful life of the assets, generally 15 - 60 years for buildings and 5 - 30 years for equipment and machinery. Assets financed by finance lease contracts are capitalized at the lower of the fair value of future payments and market value. They are depreciated on a straight-line basis over the estimated useful life of the assets. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.

Subsequent to initial recognition, the cost model is applied to tangible assets, including investment real estate.

1.3.5.5.	Impairment of long-lived assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment at the end of each annual reporting period and whenever there is an indication that they may be impaired. The carrying value of other long-lived assets is also subject to impairment tests whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Impairment tests consist of comparing the carrying amount of an asset to its recoverable amount, defined as the higher of fair value less costs to sell and the value in use to Vivendi Universal.

The recoverable amount is determined individually for each asset unless the asset does not generate cash inflows from continuing use that are largely independent of those from other assets or groups of assets. In such cases, as for goodwill, the recoverable amount is determined for the cash-generating unit. Vivendi Universal has defined its operating businesses as cash-generating units: these correspond to operating segments or one level below where the relevant units have economic characteristics which are distinct from the rest of the operating segment. The appropriate level is generally that considered by Vivendi Universal management when assessing operating performance.

Value in use is equal to the sum of future cash flows expected to be obtained from the continuing use of the asset (or the operating unit) and from its ultimate disposal. Cash flows used are consistent with the most recent budgets and business plans approved by Management and presented to the Board of Directors. The discount rate applied reflects current market assessments of the time value of money and risks inherent to the asset (or operating unit).

Fair value less costs to sell represents an estimate of the amount which could be obtained from the disposal of the asset (or the operating unit) in an arm’s length transaction between knowledgeable and willing parties, after deducting the costs of disposal.

These values are determined based on market information (comparison with similar listed companies, recent transactions and stock market prices) or in the absence of such information based on discounted cash flows. Fair values are determined with the assistance of a third-party appraiser appointed by Vivendi Universal.

Where the fair value is less than the net carrying value of the cash-generating unit, this loss in value is recognized in earnings before interest and income taxes in the amount of the difference and offset in priority through goodwill.

1.3.5.6.	Investments

Investments are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as “available for sale” are subsequently measured at fair value. Profits and losses on investments available for sale are recognized in equity until the investment is sold, collected or disposed of in another way, or until it is demonstrated that the investment is impaired, at which time the accumulated profit or loss previously reported in equity is expensed.

For investments actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For investments for which no published market price exists in an active market, fair value, which is generally immaterial, is estimated.

          1.3.6. Media/ Entertainment content assets

VUE (divested on May 11, 2004) and Canal+ Group: Inventories of theatrical and television products (film costs), which are produced or acquired for sale to third parties, are stated at cost less accumulated amortization. Film costs principally consist of direct production costs, production overheads and capitalized interest. A portion of Vivendi Universal’s cost to acquire Seagram Company Ltd. (Seagram) in December 2000 was allocated to film costs, including an allocation to previously released films whose initial release dates were at least three years prior to the Vivendi Universal acquisition (library products).

License agreements for program material are accounted for as a purchase of program rights. The assets related to the program rights acquired and the liability for the obligation incurred are recorded at their gross value when the license period begins and the program is available for its initial broadcast. The asset is amortized primarily based on the estimated number of airings. Amortization is computed generally on a straight-line basis as programs air, however, when management estimates that the first airing of a program has more value than subsequent airings, an accelerated method of amortization is used. Other costs related to programming, which include program assembly, commercial integration and other costs, are expensed as incurred.

Program rights, net of amortization and classified as current assets, include the portion of unamortized costs of program rights allocated to network, first-run syndication and initial international distribution markets.

Acquired library products are amortized over 20 years.

UMG: Recoverable long-term artist advances, which are recovered over the life of the artist, are capitalized only in the case of “proven’’ artists, defined as those whose past performance and current popularity support capitalization. Unearned balances are reviewed periodically and if future performance is no longer assured, the balances are appropriately reserved. Royalties are expensed with direct costs associated with the creation of record masters as declared.

Acquired library products are amortized over 15 years.

VUG: Royalties and license agreements consist primarily of prepayments for manufacturing royalties and license fees paid to organizations for use of their trade names and licensed content. Also included in royalties and license arrangements are prepayments made to independent software developers under development arrangements that have alternative future uses.

Media content assets are classified as non-current assets when they are expected to be realized after more than one year and as current assets when they are expected to be realized within one year.

          1.3.7. Current assets

Inventories are valued at the lower of cost and net realizable value.

Cost comprises purchase costs, production costs and other supply and packaging costs. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling cost.

          1.3.8. Assets held for sale and discontinued operations

A long-lived asset or a group of assets and liabilities is held for sale where its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable.

An operation is regarded as discontinued when the criteria for classification as an asset held for sale have been met, or when Vivendi Universal has sold the asset.

          1.3.9. Liabilities

Interest-bearing loans - All loans are initially recognized at cost, corresponding to the fair value of the amount received, net of costs relating to the loan. Interest-bearing loans are subsequently valued at amortized cost, applying the effective interest rate method. Premiums/discounts and loan issue costs are, therefore, deducted from Long-term debt and the discount is unwound over the term of the loan.

Commitments to repurchase minority interests - Vivendi Universal has granted commitments to shareholders of certain of its fully consolidated subsidiaries to repurchase their minority interests. These repurchase commitments may be conditional (e.g. put options) or firm (commitments to repurchase minority interests at a future date). Pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:

-	On initial recognition, the commitment to repurchase minority interests is recognized as a financial debt for the present value of the repurchase consideration under the put option or forward contract, offset through minority interests and the balance through goodwill;

-	Subsequent changes in the value of the commitment are recognized by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in “Other financial charges”;

-	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on repurchase is recognized in “Other financial charges”;

-	On expiry of the commitment, if the minority interests are not repurchased, the entries previously recognized are reversed; if the minority interests are repurchased the amount recognized in Long-term debt is reversed, offset by the cash outflow relating to the repurchase of the minority interests.

Derivative financial instruments: Vivendi Universal uses various derivative financial instruments mainly to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices for investments in equity and debt securities. These instruments include interest rate swap and collar agreements, currency swap agreements and forward exchange contracts. Other derivative financial instruments are used to hedge debt where principal repayment terms are based on the value of Vivendi Universal stock. Most derivative instruments used by the Group do not qualify as hedges for accounting purposes, and are measured at fair value. Fair value movements during the period in respect of derivatives which do not qualify for hedge accounting, are recorded as income or expenses of the current period.

With regards to the management of foreign currency hedges, accounting choices do not impact management practices, which are currently based on the systematic hedging of all foreign exchange exposure:

-	Firm commitments (e.g. certain sports rights within Canal+ Group): hedge accounting requires the implementation of compliant documentation and results in the symmetrical recognition of fair value movements in the hedged item and the hedging instrument, in earnings from operations;

-	Budgeted operating activities: no hedge accounting; as the Statement of earnings is presented by function, the accounting impact of changes in the hedged item and the hedging instrument are recognized in earnings from operations.

          1.3.10. Long-term debt – compound instruments

Some financial instruments comprise a liability and equity component. This is the case with the notes mandatorily redeemable for new shares of Vivendi Universal issued in November 2002. These instruments were included in the consolidated financial statements under other equity in accordance with French accounting principles.

The various components of these instruments are accounted for in Equity and Long-term debt according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

The component classified as a financial liability is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any conversion option or reimbursement in shares.

          1.3.11. Other liabilities

Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and disclosure is made in the Notes to the consolidated financial statements.

Employee benefit plans
In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees. Retirement pensions are provided for substantially all employees through defined contribution or defined benefit plans, which are integrated with local social security and multi-employer plans in the first case and generally managed via Group pension plans in the second case. Vivendi Universal’s funding policy is consistent with the applicable government funding requirements and regulations of each country in which the group maintains a pension plan. The defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi Universal shares. Contributions to defined contribution and multi-employer plans are expensed during the year.

For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method considers the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. This results in the recognition of pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.

Furthermore, Vivendi Universal applies the following rules:

•	The fair value of plan assets is deducted from accrued liabilities;

•	The actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees (or, if all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants).

Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses and unrecognized past service costs.

          1.3.12. Deferred taxes

Deferred tax assets and liabilities are recognized using the Statement of financial position liability method for all temporary differences existing at closing date between the tax base values of assets and liabilities and their carrying value in the consolidated statement of financial position.

Deferred tax liabilities are recognized for all taxable temporary differences:

•	except where the deferred tax liability results from goodwill impairment not deductible for tax purposes, or initial recognition of an asset or liability in a transaction not corresponding to a business combination, and which, at the transaction date, does not impact accounting income or taxable profit or loss; and

•	for taxable temporary differences relating to equity investments in subsidiaries, affiliates and joint ventures, except where the date at which the temporary difference is reversed can be controlled, and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of tax losses and unapplied tax credits, insofar as it is probable that a taxable profit will be available to make use of said deductible temporary differences, tax loss carry-overs and unapplied tax credits:

•	except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact accounting income or tax loss;

•	for deductible timing differences associated with equity interests in subsidiaries, affiliates and joint ventures, deferred tax assets are only reported insofar as it is probable that the temporary difference will be reversed in the foreseeable future, and that taxable profit exists to which the temporary difference can be allocated.

The carrying amount of deferred tax assets is reviewed on each closing, and reduced insofar as it is no longer probable that sufficient taxable profit will be available to benefit from all or part of the deferred tax asset.

Deferred tax assets and liabilities are measured at the expected tax rates in the financial year during which the asset will be realized or the liability settled, on the basis of the tax rates (and tax regulations) adopted or substantially adopted at closing date.

Taxes relating to items directly recognized in equity are reported under equity and not expensed.

          1.3.13. Stock-based compensation

Vivendi Universal maintains stock option incentive plans that grant options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.

Vivendi Universal also maintains employee stock purchase plans that allow substantially all its full-time employees and those of certain of its subsidiaries and equity affiliates to purchase shares in Vivendi Universal within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.

The grant of stock option plans and the offer to subscribe in the group savings plan represent a benefit given to management, employees and retirees and represent additional compensation borne by Vivendi Universal. This is valued at the fair value of the shares or derivative instruments of common shares of Vivendi Universal issued. In the case of stock option plans granted to management or employees, it represents the value of the option at grant date, evaluated using a binomial model. In the case of increases in capital reserved to employees and retirees within the group savings plan, it represents the discount on the subscription price, being the difference between the subscription price of the shares and the share price on the day of grant (of a maximum of 20% according to French law).

This remuneration paid in shares or derivative instruments of common shares of Vivendi Universal is recorded as a employee cost, offset against equity, and its recognition is spread over the length of vesting of the benefit given:

-	for the group savings plan: immediately, on subscription

-	for stock option plans: over a period of 3 years, by tranches of one third, in application of the rules of the Vivendi Universal plans.

The dilution effect of the stock option plans which are in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.

The Group benefits from the transitional arrangements of the standard IFRS 2 concerning share based payments and has only applied IFRS 2 to instruments allocated after November 7, 2002 and which vest after December 31, 2003.

     1.4. Presentation principles used for 2004 financial information

          1.4.1. Financial net debt

Financial net debt includes:

-	long and short-term financial gross debt less cash and cash equivalents. Financial gross debt is comprised of notes and facilities, as well as other financial debt (including treasury bills and debt related to capital leases);

-	obligations arising in respect of commitments to repurchase minority interests;

-	the fair value of derivative financial instruments. Derivatives with positive fair values are recorded as assets in the consolidated statement of financial position on a single line. Derivatives with negative fair value are included in long and short-term financial gross debt, depending on whether they are classified as current or non current liabilities;

-	cash deposits backing financing.

          1.4.2. Earnings from operations and Earnings before interest and income taxes

Earnings from operations include the margin from operations, selling, general and administrative expenses, employee benefit plan costs, stock-based compensation, restructuring costs, changes in the fair value of foreign currency risk hedges relating to operating activities and income from the sale of tangible and intangible assets.

Earnings before interest and income taxes include earnings from operations, other income from ordinary activities, including dividends received from unconsolidated interests and interest collected on long-term accounts receivable, other charges from ordinary activities, including non current asset impairment, and income from equity affiliates.

          1.4.3. Interest and other financial charges and income

Interest includes interest charges on gross financial debt and interest income from cash and cash equivalents.

Other financial charges primarily include changes in financial instrument fair value (assets, liabilities and derivatives), foreign exchange gains and losses (other than hedges relating to operating activities classified in earnings from operations) and earnings from the divestiture of securities available for sale, non-consolidated investments and consolidated companies not held under discontinued operations.

NOTE 2. RECONCILIATION OF THE FINANCIAL STATEMENTS PREPARED UNDER FRENCH GAAP AND IFRS FINANCIAL INFORMATION

     1.1. Summary of restatements to 2004 equity and earnings

	Please refer			Earnings	Foreign	Unrealized gain /	Impact of
	to the		Equity as of	attributable to	currency	(losses) on	change in		Equity as of
	paragraph		January 1,	equity holders of	translation	available-for-sale	accounting		December 31,
(In millions of euros)	mentioned		2004	the parent	adjustment	assets	principles	Other	2004
Equity attributable to equity holders of the parent under French GAAP			€11,923	€754	€990	€—	€(87)	€41	€13,621
ORA / OCEANE (IAS 32/39)	2.8	.D	844	78	—	—	—	—	922
Cancellation of foreign currency translation adjustments in respect of VUE as of January 1, 2004 (IFRS 1)	2.7	.	—	2,490	(2,490)	—	—	—	—
Commitment to repurchase minority interests (IAS 32/39)	2.8	.C	11	(7)	—	—	—	—	4
Valuation difference of available-for-sale assets, excluding VUE (IAS 32 / 39)	2.8	.E	257	—	—	632	—	—	889
Valuation difference of available-for-sale assets in respect of VUE	2.7	.	231	(114)	—	(88)	—	(29)	—
Mark-to-market of other financial instruments in respect of VUE (IAS 32 / 39)	2.7	.	(15)	(29)	—	—	—	44	—
Mark-to-market of other financial instruments (IAS 32 / 39)	2.8	.F	230	(122)	—	—	—	11	119
Elimination of goodwill amortization, excluding VUE (IFRS 3)	2.8	.G	—	530	(4)	—	—	(17)	509
Elimination of goodwill amortization in respect of VUE (IFRS 3)	2.8	.G	—	85	—	—	—	(85)	—
Share-based payments (IFRS 2)	2.8	.K	—	(41)	—	—	—	41	—
Pensions (IAS 19)	2.8	.I	(279)	43	7	—	—	(5)	(234)
Other restatements			(121)	154	(98)	60	87	(114)	(32)

Total restatements before tax and minority interests			1,158	3,067	(2,585)	604	87	(154)	2,177

Equity attributable to equity holders of the parent			€13,081	€3,821	€(1,595)	€604	€—	€(113)	€15,798

					Foreign	Unrealized gain /
			Equity as of	Earnings	currency	(losses) on			Equity as of
			January 1,	attributable to	translation	available-for-sale	Dividends paid		December 31,
(In millions of euros)			2004	minority interests	adjustment	assets	by subsidiaries	Other	2004
Minority interests under French GAAP			€4,929	€1,030	€36	€—	€(1,849)	€(1,187)	€2,959
Commitments to repurchase minority interests and other restatements in respect of VUE (IAS 32)	2.7	.	(514)	—	—	—	—	514	—
Commitments to repurchase minority interests (IAS 32 / 39)	2.8	.C	(442)	—	—	—	—	106	(336)
Mark-to-market of other financial instruments (IAS 32 / 39)	2.8	.F	—	(3)	—	—	—	—	(3)
Share-based payments (IFRS 2)	2.8	.K	—	(2)	—	—	—	2	—
Pensions (IAS 19)	2.8	.I	—	(1)	—	—	—	1	—
Other restatements			(12)	33	(2)	—	—	4	23

Total restatements before tax			(968)	27	(2)	—	—	627	(316)

Minority interests under IFRS			€3,961	€1,057	€34	€—	€(1,849)	€(560)	€2,643

Total equity under IFRS			€17,042	€4,878	€(1,561)	€604	€(1,849)	€(673)	€18,441

     2.2. Reconciliation of equity as of January 1, 2004

          2.2.1. Restatements

	January 1, 2004 (format compliant with French accounting standards)
		Cancellation of
		the foreign		Commitments
	French	currency	Repurchase	to repurchase	ORA /	Available	VUE	Other	Special
	accounting	translation	of minority	minority	OCEANE	for sale	financial	financial	Purpose		Intangible	Other
(In millions of euros)	standards	adjustment	interest	interest	bonds	assets	instruments	instruments	Entities	Pensions	assets	restatements	IFRS
		IFRS 1	IFRS 3	IAS32	IAS 32 / 39	IAS 32 / 39	IAS 32 / 39	IAS 32 / 39	SIC 12	IAS 19	IAS 38
Please refer to the paragraph mentioned		2.8.A	2.8.B	2.8.C	2.8.D	2.8.E	2.7	2.8.F	2.8.H	2.8.I	2.8.J
ASSETS
Goodwill, net	€17,789	€—	€914	€537	€—	€—	€36	€—	€—	€—	€—	€31	€19,307
Other intangible assets, net	11,778	—	(914)	5	—	—	—	58	—	(10)	(848)	3	10,072
Property, plant and equipment, net	6,365	—	—	—	—	—	—	—	417	—	—	57	6,839
Investments in equity affiliates	1,083	—	—	—	—	—	—	2	—	—	—	—	1,085
Other investments	3,549	—	—	—	(9)	571	373	35	874	—	—	182	5,575

Total long-term assets	40,564	—	—	542	(9)	571	409	95	1,291	(10)	(848)	273	42,878

Inventories and work-in-progress	744	—	—	—	—	—	—	—	—	—	96	85	925
Accounts receivable and other	8,809	—	—	1	(147)	—	(559)	(38)	—	(96)	—	(75)	7,895
Deferred tax assets	1,546	—	—	—	—	—	—	21	14	145	—	30	1,756
Short-term loans receivable	140	—	—	—	—	—	341	4	—	—	—	12	497
Marketable securities	259	—	—	—	—	(249)	—	—	—	—	—	(3)	7
Cash and cash equivalents	2,858	—	—	8	—	—	—	—	—	—	—	(14)	2,852

Total current assets	14,356	—	—	9	(147)	(249)	(218)	(13)	14	49	96	35	13,932

TOTAL ASSETS	€54,920	€—	€—	€551	€(156)	€322	€191	€82	€1,305	€39	€(752)	€308	€56,810

LIABILITIES
Other equity	€1,000	€—	€—	€—	€(1,000)	€—	€—	€—	€—	€—	€—	€—	€—
Deferred income	560	—	—	—	—	—	—	(173)	(185)	—	—	—	202
Provisions	2,294	—	—	(101)	—	—	—	(385)	38	(292)	—	(3)	1,551
Long-term debt	9,621	—	—	342	—	—	(3)	287	606	—	—	—	10,853
Other non-current liabilities and accrued expenses	2,407	—	—	—	—	—	—	1	931	609	(695)	119	3,372

	15,882	—	—	241	(1,000)	—	(3)	(270)	1,390	317	(695)	116	15,978

Accounts payable	12,261	—	—	(49)	—	—	—	(2)	(2)	—	—	129	12,337
Deferred taxes liabilities	5,123	—	—	—	—	65	148	87	—	1	32	33	5,489
Bank overdrafts and other short-term borrowings	4,802	—	—	790	—	—	344	36	—	—	—	(9)	5,963

Total current liabilities	22,186	—	—	741	—	65	492	121	(2)	1	32	153	23,789

TOTAL LIABILITIES	€38,068	€—	€—	€982	€(1,000)	€65	€489	€(149)	€1,388	€318	€(663)	€269	€39,767

SHAREHOLDERS’ EQUITY
Share capital	5,893	—	—	—	—	—	—	—	—	—	—	—	5,893
Additional paid-in capital	6,030	—	—	—	1,204	—	—	—	—	—	—	—	7,234
Retained earnings and others	—	—	—	11	(360)	257	216	230	(83)	(279)	(89)	52	(45)
Including foreign currency translation adjustment	(3,750)	3,750	—	—	—	—	—	—	—	—	—	—	—

Total shareholders’ equity	11,923	—	—	11	844	257	216	230	(83)	(279)	(89)	52	13,082
Minority interests	4,929	—	—	(442)	—	—	(514)	1	—	—	—	(13)	3,961

TOTAL EQUITY	€16,852	€—	€—	€(431)	€844	€257	€(298)	€231	€(83)	€(279)	€(89)	€39	€17,043

     2.2.2. Reclassifications

	January 1, 2004
			Media /
Format compliant with French accounting standards		Reclassification of	Entertainment	Reclassification
		VUE as an asset	content assets	of current / non	Other
	IFRS	held for sale	classification	current items	reclassifications	IFRS	Format compliant with IFRS
(In millions of euros)		IFRS 5		IAS 1
Please refer to the paragraph mentioned		2.7. / 2.9.M	2.9.N	2.9.P
ASSETS							ASSETS
Goodwill, net	€19,307	€(6,286)	€—	€—	€(52)	€12,969	Goodwill, net
			2,971			2,971	Media / Entertainment non current content assets, net
Other intangible assets, net	10,072	(4,777)	(2,971)	—	38	2,362	Other intangible assets, net
Property, plant and equipment, net	6,839	(1,065)	—	—	(6)	5,768	Property, plant and equipment, net
Investments in equity affiliates	1,085	995	—	—	16	2,096	Investments in equity affiliates
					79	79	Non current derivative instruments
					230	230	Cash deposits backing financing

Other investments	5,575	(1,666)	—	—	(256)	3,653	Other non current financial assets
				1,100	(6)	1,094	Deferred income tax assets

				87	—	87	Other non current assets

Total long-term assets	42,878	(12,799)	—	1,187	43	31,309	Non current assets

Inventories and work-in-progress	925	(209)	(307)	—	(45)	364	Inventories
			—	373	—	373	Current income tax receivables
			583	—	—	583	Media / Entertainment current content assets, net
Accounts receivable and other	7,895	(1,221)	(276)	(460)	(265)	5,673	Accounts receivable and other
Deferred tax assets	1,756	(656)	—	(1,100)	—	—
					64	64	Current derivative instruments

Short-term loans receivable	497	(342)	—	—	(125)	30	Other short-term financial assets
Marketable securities	7	—	—	—	(7)	—
Cash and cash equivalents	2,852	(124)	—	—	(2)	2,726	Cash and equivalents

	13,932	(2,552)	—	(1,187)	(380)	9,813
	—	13,784	—	—	113	13,897	Assets held for sale

Total current assets	13,932	11,232	—	(1,187)	(267)	23,710	Current assets

TOTAL ASSETS	€56,810	€(1,567)	€—	€—	€(224)	€55,019	TOTAL ASSETS

SHAREHOLDERS’ EQUITY AND LIABILITIES							EQUITY AND LIABILITIES
Share capital	€5,893	€—	€—	€—	€—	5,893	Share capital
Additional paid-in capital	7,234	—	—	—	—	7,234	Additional paid-in capital
Retained earnings and others	(45)	—	—	—	(232)	(277)	Retained earnings and others
Including foreign currency translation adjustments	—	—	—	—	—	—	Including foreign currency translation adjustments
	—	—	—	—	231	231	Equity attributable to equity holders of the parent

Total shareholders’ equity	13,082	—	—	—	(1)	13,081	Equity attributable to equity holders of the parent
Minority interests	3,961	—	—	—	—	3,961	Minority interests
Other equity	—	—	—	—	—	—

	17,043	—	—	—	(1)	17,042	Total equity
Deferred income	202	(98)	—	—	(104)	—
Provisions	1,551	(125)	—	(355)	(228)	843	Non current provisions
Long-term debt	10,853	(3,436)	—	—	(1)	7,416	Long-term debt
	—	—	—	3,670	—	3,670	Deferred income tax liabilities
Other non-current liabilities and accrued expenses	3,372	(833)	—	35	95	2,669	Other non current liabilities

	15,978	(4,492)	—	3,350	(238)	14,598	Non current liabilities

Accounts payable	12,337	(1,676)	—	(1,192)	(28)	9,441	Accounts payable
				1,157	—	1,157	Current income tax payables
				355	—	355	Current provisions
Deferred taxes liabilities	5,489	(1,819)	—	(3,670)	—	—
Bank overdrafts and other short-term borrowings	5,963	(344)	—	—	(8)	5,611	Short-term borrowings

	23,789	(3,839)	—	(3,350)	(36)	16,564
		6,764	—	—	51	6,815	Liabilities associated with assets held for sale

Total current liabilities	23,789	2,925	—	(3,350)	15	23,379	Current liabilities

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	39,767	(1,567)	—	—	(223)	37,977	Total liabilities

	€56,810	€(1,567)	€—	€—	€(224)	€55,019	TOTAL EQUITY AND LIABILITIES

2.3. Reconciliation of 2004 earnings

     2.3.1. Restatements

	Year Ended December 31, 2004 (format compliant with French accounting standards)
		Cancellation of
		VUE foreign
		currency
		translation	Elimination of	Revenues of
	French	adjustment as of	goodwill	telecom	Share-based		Financial	Other
	GAAP	January 1, 2004	amortization	operators	compensation	Pensions	instruments	restatements	IFRS
(in millions of euros)		IFRS 1	IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32 / 39
Please refer to the paragraph mentioned		2.7.	2.8.G	2.8.L	2.8.K	2.8.I	2.8.F / 2.8.D
Revenues	€21,428	€—	€—	€(144)	€—	€—	€—	€(25)	21,259
Cost of revenues	(11,633)	—	—	76	—	—	—	45	(11,512)

Margin from operations	9,795	—	—	(68)	—	—	—	20	9,747
Selling, general and administrative expenses	(6,201)	—	—	78	(43)	66	—	(16)	(6,116)
Other financial expenses	(118)	—	—	—	—	—	(5)	40	(83)

Operating income	3,476	—	—	10	(43)	66	(5)	44	3,548
Financing expense	(455)	—	—	—	—	—	78	(13)	(390)
Other financial expenses, net of provisions	(247)	—	—	—	—	—	(202)	(3)	(452)

Financing and other expenses, net	(702)	—	—	—	—	—	(124)	(16)	(842)

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	—	—	10	(43)	66	(129)	28	2,706
Gain (loss) on businesses sold, net of provisions	(140)	2,490	—	—	—	—	—	40	2,390
Income tax	(400)	—	—	(3)	—	(24)	49	(20)	(398)

Income (loss) before equity affiliates, goodwill amortization and minority interests	2,234	2,490	—	7	(43)	42	(80)	48	4,698
Income (loss) from equity affiliates	219	—	—	—	—	—	—	(14)	205
Goodwill amortization	(638)	—	638	—	—	—	—	—	—
Impairment losses	(31)	—	—	—	—	—	—	6	(25)

Income (loss) before minority interests	1,784	2,490	638	7	(43)	42	(80)	40	4,878

Attributable to Minority interests	1,030	—	23	3	(2)	(1)	(3)	7	1,057

Net income (loss)	€754	€2,490	€615	€4	€(41)	€43	€(77)	€33	€3,821

     2.3.2. Reclassifications

	Year Ended December 31, 2004
Format compliant with French accounting standards				Reclassification of VUE as
		Reclassification of		discontinued operation
		lines of the	Reclassification		Income
		statement of	of financial	Gain on the	generated by
(in millions of euros)	IFRS	earnings	instruments	divestiture	VUE	IFRS	Format compliant with IFRS
Please refer to the paragraph mentioned				2.7.	2.7.

Revenues	€21,259	€—	€—	€—	€(2,327)	18,932	Revenues
Cost of revenues	(11,512)	—	—	—	1,627	(9,885)	Cost of revenues

Margin from operations	9,747	—	—	—	(700)	9,047	Margin from operations
Selling, general and administrative expenses	(6,116)	—	—	—	328	(5,788)	Selling, general and administrative expenses
Other financial expenses	(83)	—	—	—	(17)	(100)	Other operating expenses

Operating income	3,548	—	—	—	(389)	3,159	Earnings from operations
		—	89	—	—	89	Other income from ordinary activities
		(25)	—	—	—	(25)	Other charges from ordinary activities
		205	—	—	39	244	Income from equity affiliates

		180	89	—	(350)	3,467	Earnings before interest and income taxes
Financing expense	(390)	—	(78)	—	54	(414)	Interest
Other financial expenses, net of provisions	(452)	—	(11)	—	33	(430)	Other financial charges
		2,390	—	(697)	—	1,693	Other financial income

Financing and other expenses, net	(842)	2,390	(89)	(697)	87	849	Interest and other financial income and charges

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,706	2,570	—	(697)	(263)	4,316	Earnings before income taxes and discontinued operations
Gain (loss) on businesses sold, net of provisions	2,390	(2,390)	—	—	—	—
Income tax	(398)	—	—	—	100	(298)	Provision for income taxes

Income (loss) before equity affiliates, goodwill amortization and minority interests	4,698	180	—	(697)	(163)	4,018	Earnings from continuing operations

Income (loss) from equity affiliates	205	(205)	—	—	—	—
Goodwill amortization	—	—	—	—	—	—
Impairment losses	(25)	25	—	—	—	—
		—	—	697	163	860	Earnings from discontinued operations

Income (loss) before minority interests	€4,878	—	—	—	—	€4,878	Earnings for the year

Attributable to							Attributable to:
Minority interests	1,057					1,057	Minority interests

Net income (loss)	€3,821					€3,821	Equity holders of the parent

2.4 Reconciliation of equity as of December 31, 2004

     2.4.1. Restatements

	Year Ended December 31, 2004 (format compliant with French accounting standards)
			Commitment
			s to
	French	Repurchase	repurchase	ORA /	Available	Other	Elimination of	Special
	accounting	of minority	minority	OCEANE	for sale	financial	goodwill	Purpose		Intangible	Other
(In millions of euros)	standards	interest	interest	bonds	assets	instruments	amortization	Entities	Pensions	assets	restatements	IFRS
		IFRAS 3	IAS 32	IAS 32/39	IAS 32/39	IAS 32/39	IFRS 3	SIC 12	IAS 19	IAS 38
Please refer to the paragraph mentioned		2.8.B	2.8.C	2.8.D	2.8.E	2.8.F	2.8G	2.8.H	2.8.I	2.8.J

ASSETS
Goodwill, net	€15,555	€914	€995	€—	€—	€—	€532	€—	€—	€—	€(79)	€17,917
Other intangible assets, net	7,640	(914)	—	—	—	—	—	—	—	(2,225)	60	4,561
Property, plant and equipment, net	5,063	—	—	—	—	—	—	—	—	—	64	5,127
Investments in equity affiliates	880	—	—	—	—	—	—	—	—	—	138	1,018
Other investments	2,449	—	—	—	1,241	99	—	—	—	—	(7)	3,782

Total long-term assets	31,587	—	995	—	1,241	99	532	—	—	(2,225)	176	32,405

Inventories and work-in-progress	443	—	—	—	—	—	—	—	—	26	111	580
Accounts receivable and other	6,545	—	—	(78)	—	(9)	—	—	(113)	—	(4)	6,341
Deferred tax assets	1,219	—	—	—	—	6	—	13	147	—	3	1,388
Short-term loans receivable	73	—	—	—	—	84	—	—	—	—	1	158
Marketable securities	263	—	—	—	(249)	—	—	—	—	—	—	14
Cash and cash equivalents	3,158	—	—	—	—	1	—	—	—	—	—	3,159

Total current assets	11,701	—	—	(78)	(249)	82	—	13	34	26	111	11,640

TOTAL ASSETS	€43,288	€—	€995	€(78)	€992	€181	€532	€13	€34	€(2,199)	€287	€44,045

LIABILITIES
Other equity	1,000	—	—	(1,000)	—	—	—	—	—	—	—	—
Deferred income	100	—	—		—	—	—	—	—	—	—	100
Provisions	2,236	—	(120)	—	—	(365)	—	—	(300)	—	79	1,530
Long-term debt	4,549	—	414	—	—	394	—	—	—	—	—	5,357
Other non-current liabilities and accrued expenses	3,826	—	—	—	—	42	—	41	561	(2,134)	1	2,337

	11,711	—	294	(1,000)	—	71	—	41	261	(2,134)	80	9,324

Accounts payable	10,046	—	(70)	—	—	(41)	—	(2)	7	—	94	10,034
Deferred taxes liabilities	3,207	—	—	—	103	37	—	—	—	20	28	3,395
Bank overdrafts and other short-term borrowings	1,744	—	1,103	—	—	(5)	—	—	—	—	—	2,842

Total current liabilities	14,997	—	1,033	—	103	(9)	—	(2)	7	20	122	16,271

TOTAL LIABILITIES	26,708	—	1,327	(1,000)	103	62	—	39	268	(2,114)	202	25,595

SHAREHOLDERS’ EQUITY
Share capital	5,899	—	—	—	—	—	—	—	—	—	—	5,899
Additional paid-in capital	6,109	—	—	1,204	—	—	—	—	—	—	—	7,313
Retained earnings and others	1,613	—	4	(282)	889	119	509	(26)	(234)	(85)	88	2,595

Total shareholders’ equity	13,621	—	4	922	889	119	509	(26)	(234)	(85)	88	15,807
Minority interests	2,959	—	(336)	—	—	—	23	—	—	—	(3)	2,643

TOTAL EQUITY	€16,580	€—	€(332)	€922	€889	€119	€532	€(26)	€(234)	€(85)	€85	€18,450

2.4.2. Reclassifications

	Year Ended December 31, 2004
		Media /
		Entertainment	Reclassification of	Reclassification of
Format compliant with French accounting standards		content assets	equity affiliates	current / non	Other
(In millions of euros)	IFRS	classification	goodwill	current items	reclassifications	IFRS	Format compliant with IFRS
			IAS 28	IAS 1
Please refer to the paragraph mentioned		2.9.N	2.9.O	2.9.P

ASSETS							ASSETS
Goodwill,net	€17,917	€—	€(4,737)	€—	€1	€13,181	Goodwill, net
	—	2,431	—	—	—	2,431	Media / Entertainment non current content assets, net
Other intangible assets, net	4,561	(2,431)	—	—	47	2,177	Other intangible assets, net
Property, plant and equipment, net	5,127	—	—	—	(245)	4,882	Property, plant and equipment, net
Investments in equity affiliates	1,018	—	4,737	—	18	5,773	Investments in equity affiliates
	—	—	—	—	125	125	Non current derivative instruments
	—	—	—	—	59	59	Cash deposits backing financing
Other investments	3,782	—	—	—	(154)	3,628	Other non current financial assets
	—	—	—	1,388	—	1,388	Deferred income tax assets
	—	—	—	451	—	451	Other non current assets

Total long-term assets	32,405	—	—	1,839	(149)	34,095	Non current assets

Inventories and work-in-progress	580	(237)	—	—	(28)	315	Inventories
	—	—	—	772	—	772	Current income tax receivables
	—	418	—	—	—	418	Media / Entertainment current content assets, net
Accounts receivable and other	6,341	(181)	—	(1,223)	(255)	4,682	Accounts receivable and other
Deferred tax assets	1,388	—	—	(1,388)	—	—
	—	—	—	—	132	132	Current derivative instruments
Short-term loans receivable	158	—	—	—	(128)	30	Other short-term financial assets
Marketable securities	14	—	—	—	(14)	—
Cash and cash equivalents	3,159	—	—	—	—	3,159	Cash and equivalents

	11,640	—	—	(1,839)	(293)	9,508
					180	180	Assets held for sale

Total current assets	11,640	—	—	(1,839)	(113)	9,688	Current assets

TOTAL ASSETS	€44,045	€—	€—	€—	€(262)	€43,783	TOTAL ASSETS

SHAREHOLDERS’ EQUITY AND LIABILITIES							EQUITY AND LIABILITIES
Share capital	5,899	—	—	—	—	5,899	Share capital
Additional paid-in capital	7,313	—	—	—	—	7,313	Additional paid-in capital
Retained earnings and others	2,595	—	—	—	(9)	2,586	Retained earnings and others
	—	—	—	—	—	—	Equity associated with assets held for sale

Total shareholders’ equity	15,807	—	—	—	(9)	15,798	Equity attributable to equity holders of the parent
Minority interests	2,643	—	—	—	—	2,643	Minority interests
Other equity	—	—	—	—	—	—

	18,450	—	—	—	(9)	18,441	Total equity

Deferred income	100	—	—	—	(100)	—
Provisions	1,530	—	—	(357)	(378)	795	Non current provisions
Long-term debt	5,357	—	—	—	—	5,357	Long-term debt
	—	—	—	3,395	—	3,395	Deferred income tax liabilities
Other non-current liabilities and accrued expenses	2,337	—	—	289	207	2,833	Other non current liabilities

	9,324	—	—	3,327	(271)	12,380	Non current liabilities

Accounts payable	10,034	—	—	(1,587)	(90)	8,357	Accounts payable
	—	—	—	1,298	—	1,298	Current income tax payables
	—	—	—	357	—	357	Current provisions
Deferred taxes liabilities	3,395	—	—	(3,395)	—	—
Bank overdrafts and other short-term borrowings	2,842	—	—	—	—	2,842	Short-term borrowings

	16,271	—	—	(3,327)	(90)	12,854
	—	—	—	—	108	108	Liabilities associated with assets held for sale

Total current liabilities	16,271	—	—	(3,327)	18	12,962	Current liabilities

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	25,595	—	—	—	(253)	25,342	Total liabilities

	€44,045	€—	€—	€—	€(262)	€43,783	TOTAL EQUITY AND LIABILITIES

     2.5. Reconciliation of financial net debt

	January 1, 2004
			Commitments to			Reclassification
	French	Special	repurchase	Other		of VUE as an
	GAAP	purpose	minority	financial		asset held for
(In millions of euros)		entities	interest	instruments	Other	sale	IFRS
		SIC 12	IAS 32	IAS 32 / 39		IFRS 5
Please refer to the paragraph mentioned		2.8.H	2.8.C	2.8.F		2.7.

Long-term debt	€9,621	€606	€342	€284	€(1)	€(3,436)	€7,416
Short-term borrowings	4,802	—	790	380	(17)	(344)	5,611

Gross debt	14,423	606	1,132	664	(18)	(3,780)	13,027

Cash and cash equivalent	(2,858)	—	(8)	—	16	124	(2,726)

Financial gross debt — cash and cash equivalent	11,565	606	1,124	664	(2)	(3,656)	10,301

Non-current derivative instruments in assets	—	—	—	(94)	—	15	(79)
Current derivative instruments in assets	—	—	—	(405)	—	341	(64)
Cash deposits backing financing	—	—	—	—	(230)	—	(230)

Financial net debt	€11,565	€606	€1,124	€165	€(232)	€(3,300)	€9,928

	December 31, 2004
		Commitments to
		repurchase	Other
	French	minority	financial
(In millions of euros)	GAAP	interest	instruments	Other	IFRS
		IAS 32	IAS 32 / 39
Please refer to the paragraph mentioned		2.8C	2.8F

Long-term debt	€4,549	€414	€394	€—	€5,357
Short-term borrowings	1,744	1,103	(5)	—	2,842

Gross debt	6,293	1,517	389	—	8,199

Cash and cash equivalent	(3,158)	—	(1)	—	(3,159)

Financial gross debt — cash and cash equivalent	3,135	1,517	388	—	5,040

Non-current derivative instruments in assets	—	—	(125)	—	(125)
Current derivative instruments in assets	—	—	(132)	—	(132)
Cash deposits backing financing	—	—	—	(59)	(59)

Financial net debt	€3,135	€1,517	€131	€(59)	€4,724

     2.6. Consolidated statement of cash flows

The majority of IFRS adjustments has no impact on the consolidated statement of cash flows (measurement of available-for-sale assets at fair value, recognition of share-based payments, fair value of derivatives etc.).

The cash flow statement, as defined in IAS 7, is very similar to the consolidated statement of cash flows already presented by the Group, with the exception of the separate presentation of cash flows relating to assets held for sale and discontinued operations, as required by IFRS 5. Consequently, except for the classification of VUE as a discontinued operation, there should be no major change in the presentation of the consolidated statement of cash flows under IFRS compared with information presented in the 2004 consolidated financial statements under French GAAP.

     2.7. NBC-Universal transaction under IFRS

On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi Universal’s interest in VUE and the concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi Universal which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.

Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as of January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.

Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as of October 8, 2003.

In the 2004 Statement of earnings, VUE’s income and expenses for the period from January 1 to May 11, 2004 were deconsolidated and presented in the amount of 80% of their net value in “Earnings from discontinued operations” and in the amount of 20% in “Income from equity affiliates”. From May 12, 2004, NBCU’s income is equity-accounted in the amount of 20%, as under French GAAP.

Year Ended
December 31,
(In millions of euros)	2004
Equity earnings of VUE from January 1, 2004 to May 11, 2004, as adjusted in IFRS	163
Capital gain under IFRS	697

Earnings from discontinued operations attributable to VUE	€860

Under IFRS, the divestiture of 80% of VUE generated a capital gain due to the elimination of the foreign currency translation adjustment on this stake as of January 1, 2004:

Year Ended
December 31,
(In millions of euros)	2004
Capital loss under French GAAP	(1,793)
Cancellation of foreign currency translation adjustment as of January 1, 2004	2,490
Other IFRS adjustments, net	—

Capital gain under IFRS	€697

Elimination of the foreign currency translation adjustment

Due to changes in the US dollar/euro exchange rate since the date of Vivendi Universal’s acquisition of Universal Studios in December 2000 and the date of Vivendi Universal’s acquisition of the entertainment assets of IAC in May 2002, a cumulative foreign currency loss was recorded as a reduction in shareholders’ equity. Under French GAAP, upon closing of the transaction on May 11, 2004, Vivendi Universal reclassified to the income statement an 80% pro-rata portion of this cumulative translation adjustment i.e., € 2,105 million. The related foreign currency loss reduced earnings but did not impact either shareholders’ equity or the cash position of Vivendi Universal. Under IFRS, the foreign currency loss relating to VUE as of January 1, 2004, i.e. € 2,490 million was reclassified in reserves and therefore no longer impacts the result on divestment.

     2.8. Principal restatements

               A. Foreign currency translation adjustments (IFRS 1)

IFRS 1 (First-time adoption of IFRS) authorizes companies not to restate retrospectively cumulative translation adjustments existing as of January 1, 2004. As such, in the event of the future sale of an activity or a subsidiary whose functional currency is not the consolidating currency, the gain or loss on divestiture will not take into account translation adjustments generated prior to January 1, 2004.

(a) Impact on the transitional Statement of financial position as of January 1, 2004

The adoption of this optional treatment results in the reclassification in the statement of financial position as of the transition date of € 3,750 million from cumulative foreign currency translation adjustments to consolidated reserves, without impacting shareholders’ equity as of January 1, 2004.

(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

Due to the cancellation of cumulative foreign currency translation adjustments as of January 1, 2004, the sale of the 80% interest in VUE generates a capital gain (see 2.7.).

               B. Repurchase of minority interests (IFRS 3)

Under French GAAP, Vivendi Universal applied the partial revaluation method to purchases of minority interests after acquiring control. Under this method, identifiable assets and liabilities are restated at fair value to the extent of the acquired interest.

Under IFRS, in the absence of any specific rules governing the repurchase of minority interests, Vivendi Universal freezes the values of identifiable assets acquired and liabilities assumed at the date control is obtained and, on the acquisition of additional interests in the subsidiary, recognizes as goodwill the difference between the purchase cost and the net book value of minority interests acquired.

(a) Impact on the IFRS transitional Statement of financial position as of January 1, 2004

The partial restatement of intangible assets (market shares and trade names) performed on the acquisition of an additional 26% stake in SFR is cancelled through goodwill in the amount of € 914 million (market share in the amount of € 650 million and trade name in the amount of € 264 million respectively).

(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

Market share and trade name were not amortized under French GAAP and goodwill is not amortized under IFRS. This restatement does not, therefore, impact the Statement of earnings.

               C. Commitments to repurchase minority interests (IAS 32)

Vivendi Universal has granted commitments to shareholders of its fully consolidated subsidiaries (companies in which Vivendi Universal holds over 50% of voting rights or exercises any other form of control under law or in substance) to repurchase their minority interests. These repurchase commitments can take the form of put options on minority interests or firm commitments to repurchase minority interests at a future date (forward contracts on minority interests).

Under French GAAP, these minority interest repurchase commitments were presented off-balance sheet. Where applicable, foreseeable losses on repurchases were accrued.

Under IFRS, pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted in accordance with prevailing IFRS:

•	On initial recognition, the commitment to repurchase minority interests is recognized as a financial debt for the present value of the repurchase consideration under the put option or forward contract, offset through minority interests and the balance through goodwill;

•	Subsequent changes in the value of the commitment are recognized by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in “Other financial charges”;

•	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on repurchase is recognized in “Other financial charges”;

•	On expiry of the commitment, if the minority interests are not repurchased, the entries previously recognized are reversed; if the minority interests are repurchased the amount recognized in Long-term debt is reversed, offset by the cash outflow relating to the repurchase of the minority interests.

(a) Impact on the Statement of financial position

As of January 1, 2004, the recognition of commitments to repurchase minority interests has the following impact on the transitional Statement of financial position:

•	Financial debt: increase of € 1,132 million (allocated € 342 million to Long-term debt and € 790 million to Short-term borrowings), comprising put options granted to the Republic of Morocco of 16% of the share capital of Maroc Telecom for € 673 million, to SNCF on 35% of the share capital of Cegetel SAS for € 256 million, to the Principality of Monaco on 45% of the share capital of Monaco Telecom for € 98 million and to various third parties by Canal+ Group for € 105 million.

•	Through a reduction in minority interests of € 442 million and an increase in goodwill of € 537 million.

As of December 31, 2004, given the change in the present value of repurchase commitments and the sale of Monaco Telecom by Vivendi Universal without the Principality exercising its put option, the impact of commitments to repurchase minority interests on the IFRS Statement of financial position is as follows:

•	Impact on financial debt of € 1,517 million (allocated € 414 million to Long-term debt and € 1,103 million to Short-term borrowings), comprising the firm commitment to repurchase from the Republic of Morocco 16% of the share capital of Maroc Telecom for € 1,100 million (following agreements signed in November 2004) and put options granted to SNCF on 35% of the share capital of Cegetel SAS for € 304 million and to various third parties by Canal+ Group for € 113 million;

•	Through a reduction in minority interests of € 336 million and an increase in goodwill of € 995 million.

(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

Unwinding of discount of commitments to repurchase minority interests represents an expense of € 4 million recognized in Other financial charges in the IFRS Statement of earnings for the year ended December 31, 2004. As under French GAAP the change in the anticipated loss on the repurchase commitment granted to SNCF amounted to € 35 million, recognized in Other financial charges.

               D. ORA and OCEANE bonds (IAS 32 / 39)

The notes manditorily redeemable for shares (ORA) issued by Vivendi Universal in November 2002 and the convertible or exchangeable bonds (OCEANE) issued by Vivendi Universal in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Summary of accounting policies and practices”).

(a) Impact on the IFRS transitional Statement of financial position as of January 1, 2004

ORA bonds

In the French GAAP Statement of financial position, the ORA bonds are recognized in Other equity for the nominal amount of the bond issue, i.e. € 1,000 million. Under IFRS, due to the advance payment of interest in full on issue, the liability component is nil. The ORA bonds are therefore recognized in Shareholders’ equity in the IFRS Statement of financial position at nominal value, net of issue costs and prepaid interest of € 844 million, recognized in prepaid expenses as of January 1, 2004 in the French GAAP financial statements. The nominal value (€ 1,000 million) is recognized in Additional paid-in capital and residual issue costs and prepaid interest (€ 156 million) are deducted from reserves.

OCEANE bonds

In the French GAAP Statement of financial position, OCEANE bonds are recognized in Long-term debt for the nominal amount of the bond issue, i.e. € 1,700 million. Under IFRS, the equity component of the OCEANE bonds (€ 204 million) is presented in Additional paid-in capital, offset through reserves. The liability component is presented in long-term debt in the amount of € 1,700 million, given its redemption in cash for € 1,700 million on January 2, 2004.

(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

The restatement relating to the ORA bonds impacts the future financial results of Vivendi Universal due to the recognition of prepaid expenses (issue costs and prepaid interest) of € 156 million in Shareholders’ equity as of January 1, 2004. In the IFRS Statement of earnings for the year ended December 31, 2004, interest savings recognized in the interest total € 78 million. The restatements relating to the OCEANE bonds do not impact the IFRS Statement of earnings for the year ended December 31, 2004 due to their redemption on January 2, 2004.

               E. Available-for-sale assets (IAS 32 / 39)

In accordance with IAS 39, available-for-sale assets as defined by IAS 39 are recognized in the Statement of financial position (“Other non current financial assets)” at fair value. For listed shares (e.g. portfolio investment securities), the restatement consists of recognizing in Equity under “Unrealized gains (losses) associated with available-for-sale assets”, the difference between the carrying value and the market value, net of any possible deferred tax impacts. As available-for-sale assets are recognized in the French GAAP Statement of financial position at the lower of historical cost and market value, the restatement impacts positively equity.

(a) Impact on the transitional Statement of financial position as of January 1, 2004

The impact, net of deferred tax, of the remeasurement of available-for-sale financial assets on equity as of January 1, 2004 is € 257 million, including € 255 million in respect of Sogecable. These shares were recorded as marketable securities under French GAAP.

(b) Impact on the Statement of financial position as of December 31, 2004

In December 2004, Vivendi Universal sold the majority of its stake in Veolia, losing therefore its significant influence over the company (please refer to Note 3.2 “Divestiture of 15% of Vivendi Universal’s 20.3% stake in Veolia Environment – December 2004” to the French GAAP consolidated financial statements for the year ended December 31, 2004). As such, this investment which was equity accounted is now included in non-consolidated investments in Other non current financial assets. The impact, net of deferred tax, on equity of the remeasurement of available-for-sale financial assets between January 1 and December 31, 2004 is € 889 million, including € 520 million in respect of the investment in Veolia Environment and € 356 million in respect of Sogecable.

               F. Derivative financial instruments (IAS 32 / 39)

Under French GAAP, derivates were recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the Statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges”.

Under French GAAP, gains and loss resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items are effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must present the following characteristics: (i) there is formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, with this effectiveness reliably measured and demonstrated throughout the hedging relationship initially determined.

In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives were not recognized under French GAAP.

In the IFRS Statement of financial position, derivatives are recognized at fair value in Derivative instruments in assets and Long-term debt, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. These rules therefore result in a considerable increase in other assets and liabilities in the Statement of financial position.

(a) Impact on the Statement of financial position

The recognition of derivatives in accordance with IAS 32/39 has a positive impact on equity as of January 1, 2004 and December 31, 2004 of € 231 million and € 119 million respectively.

(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

Changes in derivative fair values under IAS 32/39 have a negative impact on 2004 earnings under IFRS of € 202 million, recognized in “Other financial charges”.

               G. Business combinations

As Vivendi Universal has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, first-time adoption of IFRS will not impact the accounting treatment adopted in the past.

In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. The positive impact of this restatement on 2004 earnings under IFRS is € 638 million.

               H. Special purpose entities (SIC 12)

In accordance with SIC 12, Vivendi Universal consolidates certain special purpose entities which it controls in substance in its transitional Statement of financial position as of January 1, 2004, which were not consolidated in the French GAAP Statement of financial position as of December 31, 2003, as Vivendi Universal did not hold any shares.

The recognition of these special purpose entities became mandatory under French GAAP on January 1, 2004 pursuant to CRC Regulation 04-03 (please refer to Note 1.1 “New accounting policy: CRC Rule 04-03 issued on May 4, 2004 concerning the consolidation of Special Purpose Entities” to the French GAAP Consolidated financial statements for the year ended December 31, 2004). A restatement is not, therefore, necessary between French GAAP and IFRS as of December 31, 2004.

The impact of this restatement on the transitional Statement of financial position as of January 1, 2004 is as follows:

•	With regard to certain special purpose entities created by the defeasance of real estate assets (i) in assets, the add-back of real estate assets, representing an increase in “Property, plant and equipment, net” of € 417 million; and (ii) in liabilities, an increase in “Long-term debt” of € 606 million. The impact on equity attributable to the equity holders of the parent is negative € 58 million. The impact on earnings attributable to the equity holders of the parent for the period is negative € 8 million.

•	With regard to entities created by SFR pursuant to Qualified Technological Equipment (QTE) operations (i) in assets, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commission, generating an increase in “Other investments” of € 886 million; and (ii) in liabilities, the recognition of advance lease payments in “Other non current liabilities” in the same amount; the arrangement commission received by SFR of € 45 million represents deferred income under IFRS and is recognized in “Other non current liabilities” and released to the Statement of earnings over the term of the operation (15 years). Under French GAAP this was taken to income immediately.

               I. Pension and retirement benefit obligations (IFRS 1/IAS 19)

The measurement and recognition of pension and retirement benefit obligations as described in Note 1 “Summary of significant accounting policies and practices” and Note 15 “Employee benefit plans as of December 31, 2004, 2003 and 2002” to the French GAAP consolidated financial statements for the year ended December 31, 2004, comply with the rules laid down in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.

(a) Impact on the transitional Statement of financial position as of January 1, 2004

However, pursuant to IFRS 1, Vivendi Universal has elected to recognize as of January 1, 2004 actuarial gains and losses not yet recognized in the Statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional Statement of financial position as of January 1, 2004 in the amount of € 279 million, net of deferred tax (€ 423 million before deferred tax).

Past service costs, representing obligations to employees generated by plan amendments impacting unvested rights, are amortized under IFRS over the average remaining service life. Vested rights of retired employees as of January 1, 2004 are recognized through equity in the transitional Statement of financial position in the amount of negative € 24 million, before deferred tax.

(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

In addition, this restatement of actuarial losses and past service cost in the transitional Statement of financial position as of January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is € 66 million, before deferred tax, in the IFRS Statement of earnings for the year ended December 31, 2004.

               J. Intangible assets (IAS 38)

Under French GAAP, Canal+ Group sports rights are recognized in Intangible assets at the date of signature of the rights purchase agreement.

Under IFRS, Canal+ Group sports rights are recognized in assets on performance of the contract, corresponding to the date of the sporting event.

Impact on the IFRS Statement of financial position as of January 1 and December 31, 2004

Sports rights recognized in the French GAAP Consolidated Statement of financial position (through an offsetting entry in Other non current liabilities) of € 695 million as of January 1, 2004 and € 2,314 million as of December 31, 2004, have been reclassified as off-balance sheet commitments. This reclassification did not impact equity.

               K. Share-based payments (IFRS 2)

Adoption of IFRS 2 (Share-based payment) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi Universal to its employees and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi Universal and its subsidiaries). Vivendi Universal has elected for early adoption of this standard as of January 1, 2004. Only plans issued after November 7, 2002 with rights vesting after January 1, 2004 are restated. This concerns:

•	stock-option plans granted in 2003 and 2004 and all future plans;

•	Group savings plans opened to subscription in 2004 and all future plans.

In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:

•	Group savings plan: immediately, on subscription;

•	Stock-option plans: over a 3-year period, by one-third block, in accordance with Vivendi Universal plan rules.

(a) Stock option plans

Vivendi Universal uses a binomial model to measure the employee expense relating to the options granted. The fair value of these options determined on their respective grant dates represents deferred compensation of € 75 million, with no net impact on equity in the transitional Statement of financial position as of January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:

•	Rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year)) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%

•	Rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%

•	Rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%

(b) Group savings plan

The accounting expense is equal to the discount granted to current and retired employees, that is the difference between the share subscription price and the share price on the grant date, recognized on the plan subscription date.

(c) Impact on the IFRS Statement of earnings for the year ended December 31, 2004

The expense recognized in respect of share-based compensation is € 43 million. Stock options that vested in 2004 represent an expense of € 37 million, the Vivendi Universal Group savings plan an expense of € 2 million and the Maroc Telecom savings plan an expense of € 4 million. This impact is presented in the Statement of earnings in selling, general and administrative expenses. As this expense does not involve a cash outflow and is offset through a consolidated reserves account, the adoption of this standard has no net impact on equity as of January 1 and December 31, 2004.

Adoption of this standard will have a negative impact on the future results of the Group as rights vest. It is difficult to estimate the impact of future plans as their fair value is dependent on market and behavioral factors (notably changes in the share price, share price volatility and option exercise practices by option holders, etc.).

               L. Revenues of telecom operators (IAS 18)

(a) Recognition of “equipment” revenues

“Equipment” revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it on to the future customer of the operator.

Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principle party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.

In the IFRS Statement of earnings for the year ended December 31, 2004, the impact of this restatement is a reduction in Revenues of € 20 million (comprising € 18 million for SFR and € 2 million for Maroc Telecom), offset through a reduction in cost of revenues of € 23 million (comprising € 18 million for SFR and € 5 million for Maroc Telecom).

(b) Recognition of customer subsidies as a deduction from “equipment” revenues

The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to a customer of the operator):

•	To new customers: “win” subsidies, representing an acquisition cost to the operator;

•	To existing customers: “loyalty” subsidies, representing a retention cost to the operator.

Under French GAAP, win subsidies were recorded in operating expenses (Selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors, which was cancelled. Loyalty subsidies were recognized as a deduction from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.

Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (Selling, general and administrative expenses).

In the IFRS Statement of earnings for the year ended December 31, 2004, the impact of this restatement is a reduction in revenues of € 125 million (comprising € 78 million for SFR and € 47 million for Maroc Telecom), offset through a reduction in Maroc Telecom Cost of revenues of € 47 million and in SFR Selling, general and administrative expenses of € 78 million, with no net impact on earnings from operations.

(c) Recognition of rollover minutes in pay monthly plans (“services” revenues)

The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.

Under French GAAP, rollover minutes in pay monthly plans were accrued for based on their cost price. Under IFRS, rollover minutes are recognized in telephone revenues for the amount they represent on the effective consumption of these minutes or when they expire.

In the IFRS Statement of earnings for the year ended December 31, 2004, the impact of this restatement is a reduction in SFR Cost of revenues of € 6 million (no impact for Maroc Telecom).

(d) Expected cost of loyalty programs

The operator offers customers the benefit of loyalty programs which grant existing customers loyalty coupons to be used at a later date either to subsidize the replacement of their mobile phone (loyalty subsidies) or to receive services free of charge, whether goods or services marketed by the operator or purchased by the operator from a third party.

Under French GAAP, the nominal value of the forecast probable cost of the mobile replacement and free-services subsidies was deducted from “services” revenues of the operator on the effective acquisition of the loyalty coupons by the customer. Under IFRS, pending an IFRIC interpretation, the following accounting treatment has been provisionally adopted in accordance with prevailing IFRS: deduction from “services” revenues of the telecom operator on the effective acquisition of the loyalty coupons by the customer:

•	of the fair value of mobile replacement subsidies, representative of the additional outflow of resources on top of acquisition subsidies granted to new customers,

•	of the nominal value of the probable expected cost of free services.

In the IFRS Statement of earnings for the year ended December 31, 2004, the impact of this restatement is an increase in revenues of € 1 million (comprising a reduction of € 2 million for SFR and an increase of € 3 million for Maroc Telecom).

     2.9. Principal reclassifications

               M. Non-current assets held for sale and discontinued operations (IFRS 5)

(a) Impact on the transitional Statement of financial position as of January 1, 2004

Under IFRS 5, non-current assets or groups of assets held for sale whose carrying amount will be recovered principally through a sales transaction rather than continuing use, are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. Assets which meet this criterion are no longer depreciated.

The reclassifications performed in this respect impact the transitional Statement of financial position as of January 1, 2004 as follows:

				Equity
			Liabilities	associated
			associated	with assets
		Assets held for	with assets	held for sale
(In millions of euros)		sale	held for sale	(1)
Vivendi Universal Entertainment	2.7.	13,784	(6,764)	231
Vivendi Universal Publishing		101	(51)	—
Other		12	—	—

		€13,897	€(6,815)	€231

(1) Corresponds to the unrealized gains (losses) associated with assets held for sale.

The reclassifications performed in this respect impact the Statement of financial position as of December 31, 2004 as follows:

		Liabilities	Equity
		associated	associated
	Assets held for	with assets	with assets
(In millions of euros)	sale	held for sale	held for sale
N.C. Numéricâble	180	(108)	—

	€180	€(108)	€—

(b) Impact of discontinued operations on the IFRS Statement of earnings for the year ended December 31, 2004

Under IFRS 5, discontinued operations (Group components which Vivendi Universal has sold or which are recognized as held for sale) are presented in a single line of the Statement of earnings comprising the earnings after tax of discontinued operations for the period and the gain or loss after tax on sale or fair value measurement, less costs to sell, of the assets and liabilities making up the discontinued operations.

The reclassifications performed in this respect concern VUE (see 2.7.).

               N. Media / Entertainment business content assets

In order to bring the presentation of the IFRS Statement of financial position into line with sector practice, Vivendi Universal has regrouped in a single line of the Consolidated statement of financial position, split between current and non-current assets, all content assets relating to the Group’s media businesses (Canal+ Group, UMG, VUG). These assets primarily concern cinema and television products (“film costs”) which are produced or purchased for sale to third parties, audiovisual rights purchased by Canal+ Group for broadcast (mainly sports and cinema rights as well as fiction and documentaries), music catalogs and recoverable advances granted to UMG artists.

               O. Equity affiliates (IAS 28)

Under IAS 28, goodwill in respect of equity affiliates is recognized in Investments in equity affiliates and not in Goodwill. This reclassification has an impact of € 15 million on the transitional Statement of financial position and of € 4,737 million on the Statement of financial position as of December 31, 2004, with no impact on equity.

               P. Other reclassifications in the Statement of financial position (IAS 1)

The mandatory distinction under IAS 1 (Presentation of financial statements) between current and non-current items in the IFRS Statement of financial position does not correspond to the presentation adopted by Vivendi Universal under French GAAP, based on the nature and/or the liquidity of assets and liabilities. The presentation of the Statement of financial position has, therefore, been adapted accordingly. Assets and liabilities relating to the operating cycle and those falling due within 12 months at the period end are classified as current, with all other assets and liabilities classified as non-current. Deferred tax assets and liabilities are presented on a separate line in assets and liabilities, among non-current items.

In addition, certain specific rules concerning the offsetting of assets and liabilities result in the reclassification of certain items in the Statement of financial position compared to French GAAP.

The adoption of IAS 1 also results in the inclusion of minority interests in equity, with the distinction between equity attributable to equity holders of the parent and minority interests retained within the presentation of equity.

               Q. Gain (loss) on the sale of activities and financial investments (IAS 1)

The adoption of IAS 1 results in the reclassification of the gain (loss) on the sale of activities in the lines of the Statement of earnings corresponding to the function of the underlying asset (other financial income or earnings from discontinued operations).

NOTE 3. BUSINESS SEGMENT DATA

The Group’s activity operates through different businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As of December 31, 2004, Vivendi Universal had two main businesses with different segments: Media with Canal+ Group, UMG and VUG; and Telecom with SFR Cegetel and Maroc Telecom.

Management evaluates the performance of these segments and allocates resources to them based on several performance measures. There are no significant inter-segment revenues; however, corporate headquarters allocates a portion of its costs to each of the operating segments.

Financial information by business segment

     3.1. Statement of earnings data

     (a) French GAAP

										Total
		Universal	Vivendi							Vivendi	Vivendi	Total
	Canal+	Music	Universal		SFR	Maroc		Holding &	Non core	Universal	Universal	Vivendi
(In millions of euros)	Group	Group	Games	Media	Cegetel	Telecom	Telecom	Corporate	operations	excl. VUE	Entertainment	Universal
Year ended December 31, 2004
Revenues	€3,580	€4,993	€475	€9,048	€8,317	€1,627	€9,944	€—	€109	€19,101	€2,327	€21,428
Operating expenses excl. D&A	(3,165)	(4,250)	(583)	(7,998)	(5,132)	(691)	(5,823)	(208)	(85)	(14,114)	(1,909)	(16,023)
Depreciation and amortization (D&A)	(224)	(342)	(40)	(606)	(890)	(248)	(1,138)	(15)	(19)	(1,778)	(65)	(1,843)
Other	7	(63)	(35)	(91)	(38)	(15)	(53)	3	71	(70)	(16)	(86)

Operating income (loss)	€198	€338	€(183)	€353	€2,257	€673	€2,930	€(220)	€76	€3,139	€337	€3,476

     (b) Reconciliation French GAAP/IFRS

										Total
		Universal	Vivendi							Vivendi	Vivendi	Total
	Canal+	Music	Universal		SFR	Maroc		Holding &	Non core	Universal	Universal	Vivendi
(In millions of euros)	Group	Group	Games	Media	Cegetel	Telecom	Telecom	Corporate	operations	excl. VUE	Entertainment	Universal
Year ended December 31, 2004
Revenues	€(20)	€(4)	€—	€(24)	€(98)	€(46)	€(144)	€—	€(1)	€(169)	€(2,327)	€(2,496)
Operating expenses excl. D&A	19	20	—	39	107	55	162	2	16	219	1,909	2,128
Depreciation and amortization (D&A)	—	—	(15)	(15)	2	(19)	(17)	1	(8)	(39)	65	26
Other	—	—	—	—	5	(1)	4	(1)	6	9	16	25

Operating income (loss)	€(1)	€16	€(15)	€—	€16	€(11)	€5	€2	€13	€20	€(337)	€(317)

     (c) IFRS

										Total
		Universal	Vivendi							Vivendi	Vivendi	Total
	Canal+	Music	Universal		SFR	Maroc		Holding &	Non core	Universal	Universal	Vivendi
(In millions of euros)	Group	Group	Games	Media	Cegetel	Telecom	Telecom	Corporate	operations	excl. VUE	Entertainment	Universal
Year ended December 31, 2004
Revenues	€3,560	€4,989	€475	€9,024	€8,219	€1,581	€9,800	€—	€108	€18,932	€—	€18,932
Operating expenses excl. D&A	(3,146)	(4,230)	(583)	(7,959)	(5,025)	(636)	(5,661)	(206)	(69)	(13,895)	—	(13,895)
Depreciation and amortization (D&A)	(224)	(342)	(55)	(621)	(888)	(267)	(1,155)	(14)	(27)	(1,817)	—	(1,817)
Other	7	(63)	(35)	(91)	(33)	(16)	(49)	2	77	(61)	—	(61)

Earnings from operations	€197	€354	€(198)	€353	€2,273	€662	€2,935	€(218)	€89	€3,159	€—	€3,159

     3.2. IFRS Statement of financial position data

										Total
		Universal	Vivendi							Vivendi	Vivendi	Total
	Canal+	Music	Universal		SFR	Maroc		Holding &	Non core	Universal	Universal	Vivendi
(In millions of euros)	Group	Group	Games	Media	Cegetel	Telecom	Telecom	Corporate (a)	operations	excl. VUE	Entertainment	Universal
January 1, 2004
Goodwill, net	€3,558	€4,114	€51	€7,723	€4,014	€1,161	€5,175	€—	€71	€12,969	€—	€12,969
Media / Entertainment non current content assets, net	459	2,512	—	2,971	—	—	—	—	—	2,971	—	2,971
Other intangible assets, net	217	2	92	311	1,599	377	1,976	32	43	2,362	—	2,362
Investments in equity affiliates	233	35	—	268	66	—	66	61	2	397	1,699	2,096
Total assets	€7,475	€9,056	€649	€17,180	€12,417	€3,865	€16,282	€3,398	€2,649	€39,509	€15,510	€55,019

December 31, 2004
Goodwill, net	€3,732	€3,755	€29	€7,516	€4,052	€1,612	€5,664	€—	€1	€13,181	€—	€13,181
Media / Entertainment non current content assets, net	345	2,086	—	2,431	—	—	—	—	—	2,431	—	2,431
Other intangible assets, net	53	1	61	115	1,681	375	2,056	4	2	2,177	—	2,177
Investments in equity affiliates	54	22	—	76	64	—	64	5,633	—	5,773	—	5,773
Total assets	€6,014	€7,937	€420	€14,371	€11,707	€4,331	€16,038	€12,304	€1,070	€43,783	€—	€43,783

(a)	As of December 31, 2004, includes Universal Studios Holding Corp. which holds a 20% stake in NBC Universal.

SPECIAL PURPOSE REPORT OF THE STATUTORY AUDITORS ON THE IFRS FINANCIAL INFORMATION
AS OF DECEMBER 31, 2004

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Pursuant to the request which has been made of us, and in our capacity as statutory auditors of Vivendi Universal (“the Company”), we have audited the accompanying 2004 IFRS financial information that presents the expected impact of the transition to IFRS, as adopted by the European Union, on the consolidated opening balance sheet as of January 1, 2004, on the consolidated balance sheet as of December 31, 2004, and on the consolidated statement of income for the year ended December 31, 2004 (“IFRS financial information”).

The IFRS financial information has been prepared under the responsibility the Company’s management, in the context of the transition to IFRS, as adopted by the European Union, for the preparation of the consolidated financial statements for the year ending December 31, 2005, based on the consolidated financial statements for the year ended December 31, 2003 (the “2003 consolidated financial statements”) and the consolidated financial statements for the year ended December 31, 2004 (the “2004 consolidated financial statements”), which were prepared in accordance with the accounting rules and principles applicable in France, (the “consolidated financial statements”) and on which we issued an opinion, in accordance with French professional standards. The audit of the 2003 consolidated financial statements was performed by RSM Salustro Reydel, Barbier Frinault & Cie and PricewaterhouseCoopers, who issued an unqualified opinion. In our report on the 2004 consolidated financial statements we issued an unqualified opinion. On the basis of our audit, it is our responsibility to express an opinion on the IFRS financial information.

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the data included in the IFRS financial information. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the IFRS financial information. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, IFRS financial information has been drawn up in all material aspects in accordance with principles described in the accompanying notes which explain the manner in which IFRS 1 and the other standards adopted by the European Union have been applied and indicate the standards, interpretations, rules and accounting principles which management believes should be applicable for the preparation of the 2005 consolidated financial statements in accordance with IFRS as adopted by the European Union.

Without qualifying our opinion, we draw your attention to Note 1.1 which sets out the reasons why the IFRS financial information relating to 2004, which will be presented in the 2005 consolidated financial statements, may differ from the accompanying IFRS financial information.

Moreover, we remind you that, since the financial information is drawn up to prepare the transition to IFRS as adopted by the European Union for the preparation of the consolidated financial statements for the year ending December 31, 2005, it does not represent a set of consolidated financial statements prepared in accordance with IFRS as adopted by the European Union and providing, in accordance with these standards, a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies.

French original signed in Paris and Courbevoie,
On April 13, 2005
By the statutory auditors

SALUSTRO REYDEL	BARBIER FRINAULT & CIE Ernst & Young

Benoît LEBRUN Bertrand VIALATTE	Hervé JAUFFRET Dominique THOUVENIN